UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Calpine Corporation

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

131347304

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A
CUSIP No. 131347304	Page 2 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) IA

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 3 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) OO

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 4 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I ONSHORE, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) PN

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 5 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I PIE MASTER, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) PN

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 6 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS INVESTMENT PARTNERS MASTER FUND, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) PN

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 7 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) PN

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 8 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) OO

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 9 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ENERGY GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) OO

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 10 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ASSET PARTNERS, LP (formerly known as LUMINUS ASSET PARTNERS, LP)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) PN

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 11 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) OO

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 12 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,835,610
	9	Sole dispositive power 0
	10	Shared dispositive power 30,835,610
11	Aggregate amount beneficially owned by each reporting person 30,835,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%*
14	Type of reporting person (see instructions) PN

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

13D/A
CUSIP No. 131347304	Page 13 of 18 Pages

This Amendment No. 10 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2008 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.001 per share (“Shares”) of Calpine Corporation, a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment Numbers 1 through 9. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2. Identity and Background.

Item 2 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraphs at the end thereof:

This Schedule 13D is being filed by Luminus Management, LLC (“Luminus Management”), LSP Cal Holdings II, LLC (“LSP Cal II”), LS Power Partners II, L.P. (“Partners II”), Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”), Vega Energy GP, LLC (“Vega Energy”), Vega Asset Partners, L.P. (“Vega Asset Partners”), Farrington Capital, L.P. (“Farrington”), Farrington Management, LLC (“Farrington Management”), Luminus Special Opportunities I Onshore, L.P. (“Luminus I Onshore”), Luminus Special Opportunities I PIE Master, L.P. (“Luminus I PIE Master”), and Luminus Investment Partners Master Fund, L.P. (“Luminus Investment”) pursuant to their agreement to the joint filing of this Schedule 13D (the “Third Amended and Restated Joint Filing Agreement,” attached hereto as Exhibit 7.1).

LSP Cal II, Partners I, Partners II, Farrington and Farrington Management are together referred to herein as the “LS Power Entities,” and Luminus Management, Luminus Energy Fund, Luminus I Onshore, Luminus I PIE Master and Luminus Investment are together referred to herein as the “Luminus Entities.” The LS Power Entities, the Luminus Entities, Vega Energy, and Vega Asset Partners are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”

Luminus Management is the manager of Luminus Investment. Luminus Investment is the record owner of 50,000 Shares. Due to its relationship with Luminus Investment, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by Luminus Investment. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus Investment is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

Jonathan Barrett directly (whether through ownership interest or position) may be deemed to control the Luminus Entities and have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund, Luminus I Onshore, Luminus I PIE Master and Luminus Investment. As such, Mr. Barrett may be deemed to have shared beneficial ownership of the Shares owned by Luminus Energy Fund, Luminus I Onshore, Luminus I PIE Master and Luminus Investment. Mr. Barrett, however, disclaims beneficial ownership of such Shares. Mr. Barrett’s current principal occupation is president and manager of Luminus Management.

13D/A
CUSIP No. 131347304	Page 14 of 18 Pages

Item 4. Purpose of Transaction.

Item 4 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraph at the end thereof:

The Reporting Persons have purchased Shares in order to better align the size of their investment in the Issuer within their portfolio of investments. From time to time, the Reporting Persons may make additional purchases or sales of the Shares.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) As of October 20, 2014, Luminus Energy Fund is the record owner of 6,523,106 Shares, representing approximately 1.6% of the outstanding Shares. Luminus I Onshore is the record owner of 839,970 Shares, representing approximately 0.21% of the outstanding Shares. Luminus I PIE Master is the record owner of 1,415,578 Shares, representing approximately 0.35% of the outstanding Shares. Luminus Investment is the record owner of 50,000 Shares, representing approximately 0.01% of the outstanding Shares. Farrington is the record owner of 116,350 Shares, representing approximately 0.03% of the outstanding Shares. LSP Cal II is the record owner of 20,018,356 Shares, representing approximately 5.0% of the outstanding Shares. Vega Asset Partners is the record owner of 1,872,250 Shares, representing approximately 0.5% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned *
Luminus Management, LLC	0	30,835,610	30,835,610	7.7%
Luminus Energy Partners Master Fund, Ltd.	0	30,835,610	30,835,610	7.7%
Luminus Special Opportunities I Onshore, L.P.	0	30,835,610	30,835,610	7.7%
Luminus Special Opportunities I PIE Master, L.P.	0	30,835,610	30,835,610	7.7%
Luminus Investment Partners Master Fund, L.P.	0	30,835,610	30,835,610	7.7%
LS Power Partners II, L.P.	0	30,835,610	30,835,610	7.7%
LSP Cal Holdings II, LLC	0	30,835,610	30,835,610	7.7%
Vega Energy GP, LLC	0	30,835,610	30,835,610	7.7%
Vega Asset Partners, LP	0	30,835,610	30,835,610	7.7%
Farrington Management, LLC	0	30,835,610	30,835,610	7.7%
Farrington Capital, L.P.	0	30,835,610	30,835,610	7.7%

*	Based on 402,545,769 shares of common stock outstanding as of July 30, 2014 reported in the Form 10-Q for the quarterly period ended June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 1, 2014.

(c) All transactions in the Shares affected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

13D/A
CUSIP No. 131347304	Page 15 of 18 Pages

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Original Filing, as amended, is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

7.1	Third Amended and Restated Joint Filing Agreement, dated October 20, 2014.

13D/A
CUSIP No. 131347304	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2014

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I Onshore, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I PIE Master, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

13D/A
CUSIP No. 131347304	Page 17 of 18 Pages

Luminus Investment Partners Master Fund, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Cal Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Executive Vice President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Vega Asset Partners, LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Farrington Management, LLC

By:	/s/ Mikhail Segal
Name:	Mikhail Segal
Title:	Vice President

Farrington Capital, L.P.

By:	Farrington Management, LLC
Its:	General Partner

By:	/s/ Mikhail Segal
Name:	Mikhail Segal
Title:	Vice President

13D/A
CUSIP No. 131347304	Page 18 of 18 Pages

ANNEX A TO SCHEDULE 13D

PARTY EFFECTING TRANSACTION	DATE	BUY /SELL	QUANTITY	AVERAGE PRICE ($)*	CURRENCY
Luminus Energy Partners Master Fund, Ltd.	9/18/2014	BUY	450,000	22.53	USD
Luminus Energy Partners Master Fund, Ltd.	9/22/2014	BUY	100,000	22.59	USD
Luminus Energy Partners Master Fund, Ltd.	9/23/2014	BUY	100,000	22.43	USD
Luminus Energy Partners Master Fund, Ltd.	9/24/2014	BUY	100,000	22.12	USD
Luminus Energy Partners Master Fund, Ltd.	10/15/2014	BUY	153,000	20.00	USD
Luminus Energy Partners Master Fund, Ltd.	10/16/2014	BUY	200,000	20.43	USD
Luminus Energy Partners Master Fund, Ltd.	10/17/2014	BUY	200,000	20.58	USD
Luminus Energy Partners Master Fund, Ltd.	10/17/2014	BUY	200,000	20.63	USD
Luminus Investment Partners Master Fund, L.P.	9/18/2014	BUY	25,000	22.53	USD
Luminus Investment Partners Master Fund, L.P.	10/16/2014	BUY	25,000	20.43	USD
Luminus Special Opportunities I Onshore, L.P.	9/18/2014	BUY	83,975	22.53	USD
Luminus Special Opportunities I Onshore, L.P.	9/22/2014	BUY	18,661	22.59	USD
Luminus Special Opportunities I Onshore, L.P.	9/23/2014	BUY	18,661	22.43	USD
Luminus Special Opportunities I Onshore, L.P.	9/24/2014	BUY	18,662	22.12	USD
Luminus Special Opportunities I Onshore, L.P.	10/2/2014	BUY	74,645	21.61	USD
Luminus Special Opportunities I Onshore, L.P.	10/15/2014	BUY	38,066	19.85	USD
Luminus Special Opportunities I Onshore, L.P.	10/16/2014	BUY	37,320	20.43	USD
Luminus Special Opportunities I Onshore, L.P.	10/17/2014	BUY	37,300	20.58	USD
Luminus Special Opportunities I Onshore, L.P.	10/17/2014	BUY	37,339	20.63	USD
Luminus Special Opportunities I PIE Master, L.P.	9/18/2014	BUY	141,025	22.53	USD
Luminus Special Opportunities I PIE Master, L.P.	9/22/2014	BUY	31,339	22.59	USD
Luminus Special Opportunities I PIE Master, L.P.	9/23/2014	BUY	31,339	22.43	USD
Luminus Special Opportunities I PIE Master, L.P.	9/24/2014	BUY	31,338	22.12	USD
Luminus Special Opportunities I PIE Master, L.P.	10/2/2014	BUY	125,355	21.61	USD
Luminus Special Opportunities I PIE Master, L.P.	10/15/2014	BUY	63,934	19.85	USD
Luminus Special Opportunities I PIE Master, L.P.	10/16/2014	BUY	62,680	20.43	USD
Luminus Special Opportunities I PIE Master, L.P.	10/17/2014	BUY	62,661	20.58	USD
Luminus Special Opportunities I PIE Master, L.P.	10/17/2014	BUY	62,700	20.63	USD
Vega Asset Partners, LP	9/22/2014	BUY	10,000	22.56	USD
Vega Asset Partners, LP	9/23/2014	BUY	10,000	22.45	USD
Vega Asset Partners, LP	9/24/2014	BUY	30,000	22.14	USD
Vega Asset Partners, LP	9/26/2014	BUY	10,000	21.64	USD
Vega Asset Partners, LP	9/29/2014	BUY	20,000	21.76	USD
Vega Asset Partners, LP	9/30/2014	BUY	10,000	21.80	USD
Vega Asset Partners, LP	10/2/2014	BUY	10,000	21.60	USD
Vega Asset Partners, LP	10/7/2014	SELL	20,000	22.10	USD
Vega Asset Partners, LP	10/8/2014	SELL	30,000	22.15	USD
Vega Asset Partners, LP	10/10/2014	BUY	20,000	21.52	USD
Vega Asset Partners, LP	10/13/2014	BUY	40,000	21.06	USD
Vega Asset Partners, LP	10/14/2014	BUY	50,000	20.78	USD
Vega Asset Partners, LP	10/14/2014	SELL	20,000	20.84	USD
Vega Asset Partners, LP	10/15/2014	BUY	40,000	19.98	USD
Vega Asset Partners, LP	10/15/2014	SELL	10,000	20.24	USD

*	Excludes brokerage fees and commissions. All prices reported are average prices calculated within a $1.00 range.